New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel	Karen Chan † Martin Rogers † Yang Chu † Patrick S. Sinclair* James C. Lin* Miranda So* Gerhard Radtke* James Wadham† Hong Kong Solicitors
* Also Admitted in New York † Also Admitted in England and Wales

September 22, 2020
Re:	Adagene Inc. (CIK: 0001818838) Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Adagene Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares, par value US$0.0001 per share.  Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company currently expects to file a preliminary prospectus containing the estimated offering size and a price range in November 2020.  The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis. The Company confirms to the Staff that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Steve Wang at +852 2533-1092 (xuelin.wang@davispolk.com).

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Thanks for your time and attention.

Yours sincerely,

/s/ Li He

cc:

Mr.  Peter (Peizhi) Luo, Chief Executive Officer and Chairman
Mr.  Raymond Tam, Chief Financial Officer
Adagene Inc.

Benjamin Su, Esq., Partner

Michael E. Sullivan, Esq., Partner

Daying Zhang, Esq., Partner
Latham & Watkins LLP

Alex Zhuang, Partner

PricewaterhouseCoopers Zhong Tian LLP